UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its

Issue of U.S.$300,000,000 Floating Rate Notes due August 28, 2029
(to be consolidated and form a single series with the existing U.S.$1,000,000,000 Floating Rate Notes due August 28, 2029 issued on February 13, 2025 (Tranche 1), U.S.$150,000,000 Floating Rate Notes due August 28, 2029 issued on March 5, 2025 (Tranche 2), U.S.$50,000,000 Floating Rate Notes due August 28, 2029 issued on March 24, 2025 (Tranche 3), U.S.$200,000,000 Floating Rate Notes due August 28, 2029 issued on March 31, 2025 (Tranche 4), U.S.$100,000,000 Floating Rate Notes due August 28, 2029 issued on April 9, 2025 (Tranche 5), U.S.$50,000,000 Floating Rate Notes due August 28, 2029 issued on November 14, 2025 (Tranche 6), U.S.$100,000,000 Floating Rate Notes due August 28, 2029 issued on February 2, 2026 (Tranche 7), and U.S.$50,000,000 Floating Rate Notes due August 28, 2029 issued on February 26, 2026 (Tranche 8))

under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: August 28, 2026

Official Use Only

The following information regarding an issue of U.S.$300,000,000 Floating Rate Notes due August 28, 2029 (to be consolidated and form a single series with the existing U.S.$1,000,000,000 Floating Rate Notes due August 28, 2029 issued on February 13, 2025 (Tranche 1), U.S.$150,000,000 Floating Rate Notes due August 28, 2029 issued on March 5, 2025 (Tranche 2), U.S.$50,000,000 Floating Rate Notes due August 28, 2029 issued on March 24, 2025 (Tranche 3), U.S.$200,000,000 Floating Rate Notes due August 28, 2029 issued on March 31, 2025 (Tranche 4), U.S.$100,000,000 Floating Rate Notes due August 28, 2029 issued on April 9, 2025 (Tranche 5), U.S.$50,000,000 Floating Rate Notes due August 28, 2029 issued on November 14, 2025 (Tranche 6), U.S.$100,000,000 Floating Rate Notes due August 28, 2029 issued on February 2, 2026 (Tranche 7), and U.S.$50,000,000 Floating Rate Notes due August 28, 2029 issued on February 26, 2026 (Tranche 8)) (the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 2, 2025 (the “Information Statement”), the Prospectus dated October 3, 2023 (the “Prospectus”), the Amended and Restated Program Agreement and Standard Provisions dated as of October 11, 2021 (the “Program Agreement”), the Final Terms dated August 26, 2026 (the “Final Terms”), and the Terms Agreement dated August 26, 2026 (the “Terms Agreement”), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1.    Description of Obligations

See, generally, Final Terms.

(a)Title and Date. U.S.$300,000,000 Floating Rate Notes due August 28, 2029
(to be consolidated and form a single series with the existing U.S.$1,000,000,000 Floating Rate Notes due August 28, 2029 issued on February 13, 2025 (Tranche 1), U.S.$150,000,000 Floating Rate Notes due August 28, 2029 issued on March 5, 2025 (Tranche 2), U.S.$50,000,000 Floating Rate Notes due August 28, 2029 issued on March 24, 2025 (Tranche 3), U.S.$200,000,000 Floating Rate Notes due August 28, 2029 issued on March 31, 2025 (Tranche 4), U.S.$100,000,000 Floating Rate Notes due August 28, 2029 issued on April 9, 2025 (Tranche 5), U.S.$50,000,000 Floating Rate Notes due August 28, 2029 issued on November 14, 2025 (Tranche 6), U.S.$100,000,000 Floating Rate Notes due August 28, 2029 issued on February 2, 2026 (Tranche 7), and U.S.$50,000,000 Floating Rate Notes due August 28, 2029 issued on February 26, 2026 (Tranche 8))
The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

Official Use Only

(b)    Interest Rate/Interest Payment Date. Compounded SOFR+ the Margin Floating Rate payable on February 28, May 28, August 28 and November 28 of each year, commencing on November 28, 2026, and ending on and including the Maturity Date. See, Final Terms, Item 16.
(c)    Maturity Date. August 28, 2029

(d)    Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e)    Kind and Priority of Liens. Not applicable.

(f)    Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)    Amendment of Terms. The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)    Other Material Provisions. Not applicable.

(i)    Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2.    Distribution of Obligations

(a)Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47 of the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of U.S.$ .$301,476,000.00, which is 100.492 per cent. of the aggregate nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b)Stabilization Provisions. Not applicable.
(c)Responsibility of Each Underwriter/Withholding of Commissions. See generally, Program Agreement and Terms Agreement.

Item 3.    Distribution Spread. See Final Terms, “Distribution”.

Item 4.    Discounts and Commissions to Sub-Underwriters and Dealers. See Item 2(a) above.

Item 5.    Other Expenses of Distribution. Not applicable.

Official Use Only

Item 6.    Application of Proceeds. The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7.     Exhibits

A.    Information Statement (October 2, 2025);1
B.    Prospectus (October 3, 2023);2
C.    Final Terms (August 26, 2026); and
D.    Terms Agreement (August 26, 2026).

1     Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 2, 2025.
2     Filed on October 18, 2023.

Official Use Only

EXECUTION VERSION

MiFID II product governance / Retail investors, professional investors and ECPs target market
The Corporation does not fall under the scope of application of the MiFID II package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.
Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.
For the purposes of this provision, the expression “manufacturer” means Banco Santander, S.A., and the expression “MiFID II” means Directive 2014/65/EU, as amended.
UK MiFIR product governance / Retail investors, professional investors and ECPs target market
The Corporation does not fall under the scope of application of the UK MiFIR package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or "distributor" for the purposes of UK MiFIR.
Solely for the purposes of the UK manufacturers’ product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is retail clients and eligible counterparties (as defined in the United Kingdom Financial Conduct Authority (the “FCA”) Handbook Conduct of Business Sourcebook (“COBS”)) and professional clients (as defined in UK MiFIR); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the UK manufacturers’ target market assessment; however, each distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK manufacturers’ target market assessment) and determining appropriate distribution channels.
For the purposes of this provision, the expression “UK manufacturers” means Banco Santander, S.A. and Merrill Lynch International, and the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Official Use Only
4926-6201-4666 v.4

Final Terms dated August 26, 2026
International Finance Corporation
Issue of
U.S.$300,000,000 Floating Rate Notes due August 28, 2029
(to be consolidated and form a single series with the existing U.S.$1,000,000,000 Floating Rate Notes due August 28, 2029 issued on February 13, 2025 (Tranche 1), U.S.$150,000,000 Floating Rate Notes due August 28, 2029 issued on March 5, 2025 (Tranche 2), U.S.$50,000,000 Floating Rate Notes due August 28, 2029 issued on March 24, 2025 (Tranche 3), U.S.$200,000,000 Floating Rate Notes due August 28, 2029 issued on March 31, 2025 (Tranche 4), U.S.$100,000,000 Floating Rate Notes due August 28, 2029 issued on April 9, 2025 (Tranche 5), U.S.$50,000,000 Floating Rate Notes due August 28, 2029 issued on November 14, 2025 (Tranche 6), U.S.$100,000,000 Floating Rate Notes due August 28, 2029 issued on February 2, 2026 (Tranche 7), and U.S.$50,000,000 Floating Rate Notes due August 28, 2029 issued on February 26, 2026 (Tranche 8))
under its
Global Medium-Term Note Program
PART A – CONTRACTUAL TERMS
Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated October 3, 2023. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org).
THE NOTES ARE NOT OBLIGATIONS OF ANY OTHER WORLD BANK GROUP ENTITY, INCLUDING THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT AND THE INTERNATIONAL DEVELOPMENT ASSOCIATION, OR OF ANY GOVERNMENT

1.Issuer:	International Finance Corporation
2.(i) Series Number:	2711

Official Use Only

(ii) Tranche Number:
9
On the Issue Date the Notes will be consolidated and form a single series with the existing issue of U.S.$1,000,000,000 Floating Rate Notes due August 28, 2029 issued on February 13, 2025, with the existing issue of U.S.$150,000,000 Floating Rate Notes due August 28, 2029 issued on March 5, 2025, with the existing issue of U.S.$50,000,000 Floating Rate Notes due August 28, 2029 issued on March 24, 2025, with the existing issue of U.S.$200,000,000 Floating Rate Notes due August 28, 2029 issued on March 31, 2025, with the existing issue of U.S. $100,000,000 Floating Rate Notes due August 28, 2029 issued on April 9, 2025, with the existing issue of U.S. $50,000,000 Floating Rate Notes due August 28, 2029 issued on November 14, 2025, with the existing issue of U.S. $100,000,000 Floating Rate Notes due August 28, 2029 issued on February 2, 2026, and with the existing issue of U.S. $50,000,000 Floating Rate Notes due August 28, 2029 issued on February 26, 2026.

3.Specified Currency or Currencies:	United States Dollars (U.S.$)
4.Aggregate Nominal Amount:
(i) Series:	U.S.$2,000,000,000
(ii) Tranche:	U.S.$300,000,000
5.Issue Price:	100.492 per cent. of the Aggregate Nominal Amount.
6.(i) Specified Denominations:	U.S.$1,000 and integral multiples thereof
(ii) Calculation Amount:	U.S.$1,000
7.(i) Issue Date	August 28, 2026
1.(ii) Interest Commencement Date:	August 28, 2026
8.Maturity Date:	August 28, 2029
9.Interest Basis:	Compounded SOFR + the Margin Floating Rate (further particulars specified below)
10.Redemption/Payment Basis:	Redemption at par
11.Change of Interest or Redemption/Payment Basis:	Not Applicable
12.Put/Call Options:	Not Applicable
13.Status of the Notes:	Senior
14.Method of distribution:	Syndicated
PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

Official Use Only

15.Fixed Rate Note Provisions:	Not Applicable
16.Floating Rate Note Provisions:	Applicable
(i) Interest Period(s):
The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the First Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date, as each date may be adjusted in accordance with the Modified Following Business Day Convention

(ii) Specified Interest Payment Dates:
February 28, May 28, August 28 and November 28 in each year, commencing with a full first coupon on November 28, 2026, and ending on and including the Maturity Date; provided, however, that if the Notes become due and payable in accordance with Condition 9, the final Specified Interest Payment Date shall be deemed to be the date on which the Notes become due and payable.

(iii) First Interest Payment Date:	November 28, 2026
(iv) Interest Period Date:	Each Specified Interest Payment Date
(v) Business Day Convention:	Modified Following Business Day Convention
(vi) Business Centre(s):	New York
(vii) Manner in which the Rate(s) of Interest is/are to be determined:	As set out in Item 16(xv) below
(viii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	Citibank, N.A., London
(ix) Screen Rate Determination:	Not Applicable
(x) ISDA Determination:	Not Applicable
(xi) Margin(s):	0.36 per cent.
(xii) Minimum Rate of Interest:	0.00 per cent.
(xiii) Maximum Rate of Interest:	Not Applicable
(xiv) Day Count Fraction:	Actual/360

Official Use Only

(xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:

Notwithstanding Condition 4(b)(iii), the Rate of Interest for each relevant Interest Period shall be determined by the Calculation Agent on each Interest Determination Date in accordance with the following provisions. The Rate of Interest for each Interest Period shall apply with effect from and including the first day of such Interest Period. The Rate of Interest for each Interest Period will, subject as provided below, be Compounded SOFR plus the Margin.
Subject to the Compounded SOFR Fallback Provisions below, for any Interest Period, “Compounded SOFR” will be calculated by the Calculation Agent on each Interest Determination Date as follows and the resulting percentage will be rounded, if necessary, to the fourth decimal place of a percentage point, 0.00005 being rounded upwards:
where:
“Interest Determination Date” means the date five U.S. Government Securities Business Days before each Specified Interest Payment Date; provided, however, that if the Notes become due and payable in accordance with Condition 9, the Interest Determination Date shall be deemed to be the date on which the Notes become due and payable.
“Observation Period” means, in respect of such Interest Period, the period from, and including, the date which is five U.S. Government Securities Business Days preceding the first date of such Interest Period to, but excluding, the date which is five U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period (or in the final Interest Period, the Maturity Date).
“SOFR IndexStart” means the SOFR Index value on the day which is five U.S. Government Securities Business Days preceding the first date of such Interest Period.
“SOFR IndexEnd” means the SOFR Index value on the day which is five U.S. Government Securities Business Days preceding the Interest Payment Date relating to such Interest Period (or in the final Interest Period, the Maturity Date).
“dc” means the number of calendar days in the Observation Period relating to such Interest Period.
“SOFR Administrator” means the Federal Reserve Bank of New York (“NY Fed”) as administrator of the secured overnight financing rate (“SOFR”) (or a successor administrator of SOFR)
“SOFR Index” in relation to any U.S. Government Securities Business Day shall be the value published by the SOFR Administrator on its website (on or about 3:00 p.m. (New York Time) on such U.S. Government Securities Business Day (the “SOFR Index Determination Time”). Currently, the SOFR Administrator publishes the SOFR Index on its website at https://www.newyorkfed.org/markets/reference-rates/sofr-averages-and-index. In the event that the value originally published by the SOFR Administrator on or about 3:00 p.m. (New York Time) on any U.S. Government Securities Business Day is subsequently corrected and such corrected value is published by the SOFR Administrator on the original date of publication, then such corrected value, instead of the value that was originally published, shall be deemed the SOFR Index as of the SOFR Index Determination Time in relation to such U.S. Government Securities Business Day.
“U.S. Government Securities Business Day” means any day, except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
Compounded SOFR Fallback Provisions:
SOFR Index Unavailable:
If a SOFR IndexStart or SOFR IndexEnd is not published on the associated Interest Determination Date and a Benchmark Transition Event and its related Benchmark Replacement Date have not occurred with respect to SOFR Index or SOFR, “Compounded SOFR” means, for the applicable Interest Period for which such index is not available, the rate of return on a daily compounded interest investment calculated by the Calculation Agent in accordance with the formula for SOFR Averages, and definitions required for such formula, published on the SOFR Administrator’s website at https://www.newyorkfed.org/markets/treasury-repo-reference-rates-information. For the purposes of this provision, references in the SOFR Averages compounding formula and related definitions to “calculation period” shall be replaced with “Observation Period” and the words “that is, 30-, 90-, or 180- calendar days” shall be removed. If the daily SOFR (“SOFRi”) does not so appear for any day, “i” in the Observation Period, SOFRi for such day “i” shall be SOFR published in respect of the first preceding U.S. Government Securities Business Day for which SOFR was published on the SOFR Administrator’s website.
Effect of a Benchmark Transition Event:
If the Issuer determines on or prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the then-current Benchmark, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Notes in respect of all determinations on such date and for all determinations on all subsequent dates.
In connection with the implementation of a Benchmark Replacement, the Issuer will have the right to make Benchmark Replacement Conforming Changes from time to time.
Any determination, decision or election that may be made by the Issuer pursuant to this section, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:
(1) will be conclusive and binding absent manifest error;
(2) will be made in the sole discretion of the Issuer; and
(3) notwithstanding anything to the contrary in the documentation relating to the Notes described herein, shall become effective without consent from the holders of the Notes or any other party.
“Benchmark” means, initially, SOFR Index; provided that if the Issuer determines on or prior to the Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to SOFR Index (or the published daily SOFR used in the calculation thereof) then “Benchmark” means the applicable Benchmark Replacement for the SOFR Index; and provided further that if the Issuer determines on or prior to the Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the then-current Benchmark (or the daily published component used in the calculation thereof), then “Benchmark” means the applicable Benchmark Replacement for the then-current Benchmark.
“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the Issuer as of the Benchmark Replacement Date.
(1) the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark and (b) the Benchmark Replacement Adjustment;
(2) the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; or
(3) the sum of: (a) the alternate rate of interest that has been selected by the Issuer as the replacement for the then-current Benchmark giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment;
Provided that, if a Benchmark Replacement Date has occurred with regard to the daily published component used in the calculation of a Benchmark, but not with regard to the Benchmark itself, “Benchmark Replacement” means the references to the alternatives determined in accordance with clauses (1), (2) or (3) above for such daily published components.
“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the Issuer as of the Benchmark Replacement Date:
(1) the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;
(2) if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, the ISDA Fallback Adjustment; or
(3) the spread adjustment (which may be a positive or negative value or zero) that has been selected by the Issuer giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark (or the daily published component used in the calculation thereof) with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate notes at such time.
“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the Issuer decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the Issuer decides that adoption of any portion of such market practice is not administratively feasible or if the Issuer determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the Issuer determines is reasonably necessary); provided that, for the avoidance of doubt, if a Benchmark Replacement Date has occurred with regard to the daily published component used in the calculation of a Benchmark, but not with regard to the Benchmark itself, “Benchmark Replacement Conforming Changes” shall also mean that the Issuer may calculate the Benchmark Replacement for such Benchmark in accordance with the formula for and method of calculating such Benchmark last in effect prior to Benchmark Replacement Date affecting such component, substituting the affected component with the relevant Benchmark Replacement for such component.
“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark (or the daily published component used in the calculation thereof):
(1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark (or such component); or
(2) in the case of clause (3) of the definition of “Benchmark Transition Event,” the later of (x) the date of the public statement or publication of information referenced therein and (y) the first date on which such Benchmark (or such component) is no longer representative per such statement or publication.
For the avoidance of doubt, if the event that gives rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.
“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark (or the daily published component used in the calculation thereof):
(1) a public statement or publication of information by or on behalf of the administrator of the Benchmark (or such component) announcing that such administrator has ceased or will cease to provide the Benchmark (or such component), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or
(2) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component), the central bank for the currency of the Benchmark (or such component), an insolvency official with jurisdiction over the administrator for the Benchmark (or such component), a resolution authority with jurisdiction over the administrator for the Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark (or such component) has ceased or will cease to provide the Benchmark (or such component) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or
(3) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing (A) that such Benchmark (or its component) is no longer, or as of a specified future date will no longer be, capable of being representative, or is non-representative, of the underlying market and economic reality that such Benchmark (or its component) is intended to measure as required by applicable law or regulation and as determined by the regulatory supervisor in accordance with applicable law or regulation and (B) that the intention of that statement or publication is to engage contractual triggers for fallbacks activated by pre-cessation announcements by such supervisor (howsoever described) in contracts.
“ISDA Definitions” means the 2021 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.
“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark (or the daily published component used in the calculation thereof).
“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark (or the daily published component used in the calculation thereof) for the applicable tenor excluding the applicable ISDA Fallback Adjustment.
“Reference Time” with respect to any determination of the Benchmark (or the daily published component used in the calculation thereof) means (1) if the Benchmark is SOFR Index, the SOFR Index Determination Time, and (2) if the Benchmark is not SOFR Index, the time determined by the Issuer after giving effect to the Benchmark Replacement Conforming Changes.
“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.
“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

17.Zero Coupon Note Provisions:	Not Applicable
18.Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19.Dual Currency Note Provisions:	Not Applicable
PROVISIONS RELATING TO REDEMPTION
20.Call Option:	Not Applicable
21.Automatic Early Redemption:	Not Applicable
22.Put Option:	Not Applicable
23.Final Redemption Amount of each Note: 24.Capital at Risk Notes:	U.S.$1,000 per Calculation Amount No
25.Early Redemption Amount:
Early Redemption Amount(s) of each Note payable on redemption on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):
U.S.$1,000 per Calculation Amount
GENERAL PROVISIONS APPLICABLE TO THE NOTES

Official Use Only

26.Form of Notes:	Registered Notes: DTC Global Registered Certificate available on Issue Date
27.New Global Note (NGN):	No
28.Global Certificate held under the new safekeeping structure (NSS):	No
29.Financial Centre(s) or other special provisions relating to payment dates:	New York
30.Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31.Details relating to Partly Paid Notes:	Not Applicable
32.Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable
33.Redenomination, renominalization and reconventioning provisions:	Not Applicable
34.Consolidation provisions:	Not Applicable
35.Additional terms:
Applicable, the Corporation reserves its right at any time without the consent of Noteholders to make any modification to the Notes which is of a formal, minor or technical nature or which is made to correct a manifest error.
For the purposes of this issue of Notes the first sentence of Condition 6(h) shall be deemed amended to read as follows: “If any date for payment in respect of any Note, Receipt or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day (unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding business day) nor to any interest or other sum in respect of any such postponed payment.”

36.Governing law:	New York
DISTRIBUTION

Official Use Only

37.(i) If syndicated, names and addresses of Managers and underwriting commitments:
Banco Santander, S.A. U.S.$60,000,000
CIBC World Markets Inc. U.S.$100,000,000
Merrill Lynch International U.S.$70,000,000
Wells Fargo Securities, LLC U.S.$70,000,000

Banco Santander, S.A.
Ciudad Grupo Santander
Avda. Cantabria s/nº, Edificio Encinar, Planta baja
28660, Boadilla del Monte
Madrid, Spain
E-mail: syndicate@gruposantander.com
Attention: Head of Debt Capital Markets

CIBC World Markets Inc.
161 Bay St, 5th floor
Toronto, Ontario M5J 2S8
Email: DLCIBCUSEMG@cibc.com; dlcibcssanewissues@cibc.com

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ
United Kingdom
Email: dcm_london@bofa.com

Wells Fargo Securities, LLC
550 South Tryon Street, 4th Floor
MAC D1086-041
Charlotte, NC 28202-4200
Email: Debtlegal@wellsfargo.com

(ii) Date of Terms Agreement:	August 26, 2026
(iii) Stabilizing Manager(s) (if any):	Not Applicable
38.If non-syndicated, name and address of Dealer:	Not Applicable
39.Total commission and concession:	Not Applicable
40.Additional selling restrictions:	Not Applicable

Official Use Only

RESPONSIBILITY
The Corporation accepts responsibility for the information contained in this Final Terms.
Signed on behalf of the Corporation:

By:	/s/ Flora Chao
Duly authorized

Official Use Only

PART B – OTHER INFORMATION
1.LISTING

(i) Listing:	London
(ii) Admission to trading:
Application will be made for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc’s Regulated Market with effect on or around August 28, 2026.

2.RATINGS

Ratings:	The Notes to be issued are expected to be rated:
Standard & Poor’s Financial Services LLC: AAA Moody’s Investors Service, Inc.: Aaa
3.USE OF PROCEEDS
As specified in the Prospectus.
4.INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE
Save as discussed in “Plan of Distribution” in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer. The Dealers and their affiliates have engaged, and may in the future engage, in investment banking and/or commercial banking transactions with, and may perform other services for, the Issuer and its affiliates in the ordinary course of business.

Official Use Only

5.OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	US45950KDL17
Common Code:	300225241
CUSIP:	45950K DL1
Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking S.A. and The Depository Trust Company and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not applicable
6.GENERAL

Applicable TEFRA exemption:	Not Applicable
7.UNITED STATES OFFERS AND SALES
To the extent any Manager that is not a U.S. registered broker-dealer intends to effect any offers or sales of any Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.
8.RISK FACTORS
The Prospectus and these Final Terms do not describe all of the risks and other ramifications of an investment in the Notes. An investment in the Notes entails significant risks not associated with an investment in a conventional fixed rate or floating rate debt security. Investors should consult their own financial and legal advisors about the risks associated with an investment in the Notes and the suitability of investing in the Notes in light of their particular circumstances, and possible scenarios for economic, interest rate and other factors that may affect their investment.
The Secured Overnight Financing Rate is a Relatively New Reference Rate and its Composition and Characteristics are Not the Same as LIBOR.
On June 22, 2017, the Alternative Reference Rates Committee (“ARRC”) convened by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York identified the Secured Overnight Financing Rate (“SOFR”) as the rate that, in the consensus view of the ARRC, represented best practice for use in certain new U.S. dollar derivatives and other financial contracts. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. treasury securities, and has been published by the Federal Reserve Bank of New York since April 2018. The Federal Reserve Bank of New York has also begun publishing historical indicative SOFR from 2014. Investors should not rely on any historical changes or trends in SOFR as an indicator of future changes in SOFR.

Official Use Only

The composition and characteristics of SOFR are not the same as those of LIBOR, and SOFR is fundamentally different from LIBOR for two key reasons. First, SOFR is a secured rate, while LIBOR is an unsecured rate. Second, SOFR is an overnight rate, while LIBOR is a forward-looking rate that represents interbank funding over different maturities (e.g., three months). As a result, there can be no assurance that SOFR (including Compounded SOFR) will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events.
SOFR May be More Volatile Than Other Benchmark or Market Rates.
Since the initial publication of SOFR, daily changes in SOFR have, on occasion, been more volatile than daily changes in other benchmark or market rates, such as USD LIBOR. Although changes in Compounded SOFR generally are not expected to be as volatile as changes in daily levels of SOFR, the return on and value of the Notes may fluctuate more than floating rate securities that are linked to less volatile rates. In addition, the volatility of SOFR has reflected the underlying volatility of the overnight U.S. Treasury repo market. The Federal Reserve Bank of New York has at times conducted operations in the overnight U.S. Treasury repo market in order to help maintain the federal funds rate within a target range. There can be no assurance that the Federal Reserve Bank of New York will continue to conduct such operations in the future, and the duration and extent of any such operations is inherently uncertain. The effect of any such operations, or of the cessation of such operations to the extent they are commenced, is uncertain and could be materially adverse to investors in the Notes.
Any Failure of SOFR to Gain Market Acceptance Could Adversely Affect the Notes.
According to the ARRC, SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to USD LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable replacement or successor for all of the purposes for which USD LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the return on and value of the Notes and the price at which investors can sell the Notes in the secondary market.
In addition, if SOFR does not prove to be widely used as a benchmark in securities that are similar or comparable to the Notes, the trading price of the Notes may be lower than those of securities that are linked to rates that are more widely used. Similarly, market terms for floating-rate debt securities linked to SOFR, such as the spread over the base rate reflected in interest rate provisions or the manner of compounding the base rate, may evolve over time, and trading prices of the Notes may be lower than those of later-issued SOFR-based debt securities as a result. Investors in the Notes may not be able to sell the Notes at all or may not be able to sell the Notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.
The Rate of Interest on the Notes is Based on a Compounded SOFR Rate and the SOFR Index, which is Relatively New in the Marketplace.
For each Interest Period, the Rate of Interest on the Notes is based on Compounded SOFR, which is calculated using the SOFR Index published by the Federal Reserve Bank of New York according to the specific formula described under Item 16 (“Floating Rate Note Provisions”) of these Final Terms, not the SOFR rate published on or in respect of a particular date during such Interest Period or an arithmetic average of SOFR rates during such period. For this and other reasons, the Rate of Interest on the Notes during any Interest Period will not necessarily be the same as the Rate of Interest on other SOFR-linked investments that use an alternative basis to determine the applicable interest rate. Further, if the SOFR rate in respect of a particular date during an Interest Period is negative, its contribution to the SOFR Index will

Official Use Only

be less than one, resulting in a reduction to Compounded SOFR used to calculate the interest payable on the Notes on the Interest Payment Date for such Interest Period.
Very limited market precedent exists for securities that use SOFR as the interest rate and the method for calculating an interest rate based upon SOFR in those precedents varies. In addition, the Federal Reserve Bank of New York only began publishing the SOFR Index on March 2, 2020. Accordingly, the use of the SOFR Index or the specific formula for the Compounded SOFR rate used in the Notes may not be widely adopted by other market participants, if at all. If the market adopts a different calculation method, that would likely adversely affect the market value of the Notes.
Compounded SOFR with Respect to a Particular Interest Period Will Only be Capable of Being Determined Near the End of the Relevant Interest Period.
The level of Compounded SOFR applicable to a particular Interest Period and, therefore, the amount of interest payable with respect to such Interest Period will be determined on the Interest Determination Date for such Interest Period. Because each such date is near the end of such Interest Period, you will not know the amount of interest payable with respect to a particular Interest Period until shortly prior to the related Interest Payment Date and it may be difficult for you to reliably estimate the amount of interest that will be payable on each such Interest Payment Date. In addition, some investors may be unwilling or unable to trade the Notes without changes to their information technology systems, both of which could adversely impact the liquidity and trading price of the Notes.
The SOFR Index May be Modified or Discontinued and the Notes May Bear Interest by Reference to a Rate Other than Compounded SOFR, which Could Adversely Affect the Value of the Notes.
The SOFR Index is published by the Federal Reserve Bank of New York based on data received by it from sources other than the Issuer, and the Issuer has no control over its methods of calculation, publication schedule, rate revision practices or availability of the SOFR Index at any time. There can be no guarantee, particularly given its relatively recent introduction, that the SOFR Index will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the Notes. If the manner in which the SOFR Index is calculated, including the manner in which SOFR is calculated, is changed, that change may result in a reduction in the amount of interest payable on the Notes and the trading prices of the Notes. In addition, the Federal Reserve Bank of New York may withdraw, modify or amend the published SOFR Index or SOFR data in its sole discretion and without notice. The Rate of Interest for any Interest Period will not be adjusted for any modifications or amendments to the SOFR Index or SOFR data that the Federal Reserve Bank of New York may publish after the Rate of Interest for that Interest Period has been determined.
If the Issuer determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred in respect of the SOFR Index or SOFR itself, then the Rate of Interest on the Notes will no longer be determined by reference to the SOFR Index, but instead will be determined by reference to a different rate, plus a spread adjustment, which we refer to as a “Benchmark Replacement,” as further described under Item 16 (“Floating Rate Note Provisions”) of these Final Terms.
If a particular Benchmark Replacement or Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected, recommended or formulated by (i) the Relevant Governmental Body (such as the ARRC), (ii) the International Swaps and Derivatives Association (“ISDA”) or (iii) in certain circumstances, the Issuer itself. In addition, the terms of the Notes expressly authorize the Issuer to make Benchmark Replacement Conforming Changes with respect to, among other things, changes to the definition of “Interest Period”, the timing and frequency of determining rates and making payments of interest and other administrative matters. The determination of a Benchmark Replacement, the calculation of the Rate of Interest on the Notes by reference to a Benchmark Replacement (including the application of a Benchmark Replacement Adjustment), any implementation of Benchmark Replacement Conforming Changes and any other determinations, decisions or elections that may be made under the terms of the Notes in connection with a Benchmark Transition Event, could adversely affect the value of the Notes, the return on the Notes and the price at which you can sell such Notes.

Official Use Only

In addition, (i) the composition and characteristics of the Benchmark Replacement will not be the same as those of Compounded SOFR, the Benchmark Replacement may not be the economic equivalent of Compounded SOFR, there can be no assurance that the Benchmark Replacement will perform in the same way as Compounded SOFR would have at any time and there is no guarantee that the Benchmark Replacement will be a comparable substitute for Compounded SOFR (each of which means that a Benchmark Transition Event could adversely affect the value of the Notes, the return on the Notes and the price at which you can sell the Notes), (ii) any failure of the Benchmark Replacement to gain market acceptance could adversely affect the Notes, (iii) the Benchmark Replacement may have a very limited history and the future performance of the Benchmark Replacement may not be predicted based on historical performance, (iv) the secondary trading market for Notes linked to the Benchmark Replacement may be limited and (v) the administrator of the Benchmark Replacement may make changes that could change the value of the Benchmark Replacement or discontinue the Benchmark Replacement and has no obligation to consider your interests in doing so.
The Calculation Agent Will Make Determinations with respect to the Notes, and the Issuer May Exercise Subjective Discretion with respect to Compounded SOFR or Replacements Thereof.
The Calculation Agent will make certain determinations with respect to the Notes as further described under Item 16 (“Floating Rate Note Provisions”) of these Final Terms, some of which determinations are in the Calculation Agent’s sole discretion. Any determination, decision or election pursuant to the benchmark replacement provisions will be made by the Issuer. Any of these determinations may adversely affect the value of the Notes, the return on the Notes and the price at which you can sell such Notes. Moreover, certain determinations to be made by the Issuer may require the exercise of discretion and the making of subjective judgments, such as with respect to Compounded SOFR or the occurrence or non-occurrence of a Benchmark Transition Event and any Benchmark Replacement Conforming Changes. These potentially subjective determinations may adversely affect the value of the Notes, the return on the Notes and the price at which you can sell such Notes.

Official Use Only

EXECUTION VERSION

TERMS AGREEMENT NO. 2711 – TRANCHE 9 UNDER
THE STANDARD PROVISIONS

August 26, 2026
International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1The undersigned agree to purchase from you (the “Corporation”) the Corporation’s U.S.$300,000,000 Floating Rate Notes due August 28, 2029 (the “Notes”) (to be consolidated and form a single series with the existing U.S.$1,000,000,000 Floating Rate Notes due August 28, 2029, issued on February 13, 2025 (Tranche 1), U.S.$150,000,000 Floating Rate Notes due August 28, 2029, issued on March 5, 2025 (Tranche 2), U.S.$50,000,000 Floating Rate Notes due August 28, 2029, issued on March 24, 2025 (Tranche 3), U.S.$200,000,000 Floating Rate Notes due August 28, 2029, issued on March 31, 2025 (Tranche 4), U.S. $100,000,000 Floating Rate Notes due August 28, 2029, issued on April 9, 2025 (Tranche 5), U.S. $50,000,000 Floating Rate Notes due August 28, 2029, issued on November 14, 2025 (Tranche 6), U.S. $100,000,000 Floating Rate Notes due August 28, 2029, issued on February 2, 2026 (Tranche 7) and U.S. $50,000,000 Floating Rate Notes due August 28, 2029, issued on February 26, 2026 (Tranche 8)) described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the “Final Terms”) at 9:00 a.m. New York City time on August 28, 2026 (the “Settlement Date”) at an aggregate purchase price of U.S.$301,476,000.00 (which is 100.492 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of October 11, 2021 (as amended from time to time, the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.
2When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein, the term “Time of Sale” refers to August 24, 2026, 12:33 p.m. New York City time and the term “Dealers” refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.
3The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof. The Corporation has not committed or earmarked the proceeds of the Notes for lending to, or financing activities with, a specific person or organization.

Official Use Only

4The obligation of each of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer’s certificate of the Corporation substantially in the form referred to in Clause 6(a) of the Standard Provisions, dated as of the Settlement Date.
5The Dealers agree as between themselves that they will be bound by and will comply with the International Capital Market Association Standard Form Agreement Among Managers New York Version 1 (the Agreement Among Managers) with respect to the Notes and further agree that references in the Agreement Among Managers to the "Lead Manager" shall mean the Dealers. For these purposes CIBC World Markets Inc. shall be the Settlement Lead Manager (as defined in the Agreement Among Managers).
6The respective nominal amounts of the Notes that each of the undersigned commits to underwrite are set forth opposite their names in Schedule 1 hereto.
7The Corporation agrees that it will issue the Notes and each of the undersigned severally and not jointly agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.492 per cent.).
8The respective nominal amounts of the Notes that each of the undersigned commits to underwrite are set forth opposite their names below in Schedule I hereto. The combined management and underwriting fee and selling concession, if any, shall be split among the undersigned in proportion to the underwriting commitments set out in Schedule I hereto.
9The purchase price specified above will be paid by CIBC World Markets Inc. on behalf of the Dealers by wire transfer in same-day funds to the Corporation for value on the Settlement Date.
10The Corporation hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. Each of the undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.
11In consideration of the Corporation appointing each of the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.
12Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that

Official Use Only

such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.
13Each of the undersigned acknowledges that, to the extent any Dealer that is not a U.S. registered broker-dealer intends to effect any offers or sales of any Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.
14For purposes hereof, the notice details of each of the undersigned are set out in Schedule II hereto.
All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.
15If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.
16Solely for the purposes of the requirements of Article 9(8) of the MIFID Product Governance rules under EU Delegated Directive 2017/593 (the Product Governance Rules) regarding the mutual responsibilities of manufacturers under the Product Governance Rules:
16.1Banco Santander, S.A. (the “Manufacturer”) acknowledges that it understands the responsibilities conferred upon it under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms and any announcements in connection with the Notes; and
16.2the other Dealers and the Corporation note the application of the Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the Manufacturer and the related information set out in the Final Terms and any announcements in connection with the Notes.
17Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:
i.Each of Banco Santander, S.A. and Merrill Lynch International (each a “UK Manufacturer” and together the “UK Manufacturers”) acknowledges to each other UK

Official Use Only

Manufacturer that it understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms and announcements in connection with the Notes; and
ii.The other Dealer and the Corporation notes the application of the UK MiFIR Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the UK Manufacturers and the related information set out in the Final Terms and announcements in connection with the Notes.
18This Terms Agreement shall be governed by and construed in accordance with the laws of New York.
19This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

Official Use Only

BANCO SANTANDER, S.A.

By: /s/ Abraham Douek
Name: Abrahm Douek
Title: Managing Director

By: /s/ Hector Snuggs
Name: Hector Snuggs
Title: Executive Director

Official Use Only

CIBC WORLD MARKETS INC.

By: /s/ Andrew Salvoni
Name: Andrew Salvoni
Title: Managing Director

Official Use Only

MERRILL LYNCH INTERNATIONAL

By: /s/ Kamini Sumra
Name: Kamini Sumra
Title: Authorised Signatory

Official Use Only

WELLS FARGO SECURITIES, LLC

By: /s/ Carlos Perezgrovas
Name: Carlos Perezgrovas
Title: Head SSA Origination

Official Use Only

CONFIRMED AND ACCEPTED, as of the
date first written above:
INTERNATIONAL FINANCE CORPORATION

By: /s/ Flora Chao
Name: Flora Chao
Title: Manager

Official Use Only

SCHEDULE I

Dealer	Nominal Amount of Notes

Banco Santander, S.A.	U.S.$60,000,000
CIBC World Markets Inc.	U.S.$100,000,000
Merrill Lynch International	U.S.$70,000,000
Wells Fargo Securities, LLC	U.S.$70,000,000

Total:	U.S.$300,000,000

Official Use Only
4932-9882-7978 v.4

SCHEDULE II

Notice Details of the Dealers:

Banco Santander, S.A.
Ciudad Grupo Santander
Avda. Cantabria s/nº, Edificio Encinar, Planta baja
28660, Boadilla del Monte
Madrid, Spain
E-mail: syndicate@gruposantander.com
Attention: Head of Debt Capital Markets

CIBC World Markets Inc.
161 Bay St, 5th floor
Toronto, Ontario M5J 2S8
Email: DLCIBCUSEMG@cibc.com; dlcibcssanewissues@cibc.com

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ
United Kingdom
Email: dcm_london@bofa.com

Wells Fargo Securities, LLC
550 South Tryon Street, 4th Floor
MAC D1086-041
Charlotte, NC 28202-4200
Email: Debtlegal@wellsfargo.com

Official Use Only